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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)
                  Under the Securities Exchange Act of 1934
                              (Amendment No. 3)

                                 Lexent Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                        Common Stock, $.001 par value
--------------------------------------------------------------------------------
                        (Title of class of securities)

                                 52886Q 10 2
--------------------------------------------------------------------------------
                                (CUSIP number)

                             Hugh J. O'Kane, Jr.
                             Three New York Plaza
                           New York, New York 10004
                                (212) 981-0700
--------------------------------------------------------------------------------
 (Name, address and telephone number of person authorized to receive notices and communications)

                               October 10, 2003
--------------------------------------------------------------------------------
           (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

                        (Continued on following pages)

                             (Page 1 of 23 pages)
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                                  Page 1 of 23

     CUSIP No.  52886Q 10 2                      13D

      1    NAME OF REPORTING PERSON:     Hugh J. O'Kane, Jr.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

      2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:             (a) [x]
                                                                         (b) [_]
      3    SEC USE ONLY

      4    SOURCE OF FUNDS:   SC

      5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          [_]
           PURSUANT TO ITEM 2(d) OR 2(e):

      6    CITIZENSHIP OR PLACE OF       United States
           ORGANIZATION:

   NUMBER OF     7   SOLE VOTING POWER:           9,040,582 (see Items 5 and 6)
     SHARES
  BENEFICIALLY   8   SHARED VOTING POWER:         21,941,283
    OWNED BY
      EACH       9   SOLE DISPOSITIVE POWER:      9,040,582 (see Items 5 and 6)
   REPORTING
  PERSON WITH    10  SHARED DISPOSITIVE POWER:    1,494,326

     11    AGGREGATE AMOUNT BENEFICIALLY OWNED    21,941,283 (see Items 5 and 6)
            BY REPORTING PERSON:

     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES            [_]
           CERTAIN SHARES:

     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   51.9%

     14    TYPE OF REPORTING PERSON:         IN

     CUSIP No.  52886Q 10 2                      13D

      1    NAME OF REPORTING PERSON:     Kevin M. O'Kane

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

      2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:             (a) [x]
                                                                         (b) [_]
      3    SEC USE ONLY

      4    SOURCE OF FUNDS:   SC

      5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          [_]
           PURSUANT TO ITEM 2(d) OR 2(e):

      6    CITIZENSHIP OR PLACE OF       United States
           ORGANIZATION:

  NUMBER OF     7   SOLE VOTING POWER:             9,945,308 (see Items 5 and 6)
    SHARES
 BENEFICIALLY   8   SHARED VOTING POWER:           21,941,283
   OWNED BY
     EACH       9   SOLE DISPOSITIVE POWER:        9,945,308 (see Items 5 and 6)
  REPORTING
 PERSON WITH    10  SHARED DISPOSITIVE POWER:      1,494,326

      11    AGGREGATE AMOUNT BENEFICIALLY         21,941,283 (see Items 5 and 6)
            OWNED BY REPORTING PERSON:

      12    CHECK BOX IF THE AGGREGATE AMOUNT IN                             [_]
            ROW (11) EXCLUDES CERTAIN SHARES:

      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   51.9%

      14    TYPE OF REPORTING PERSON:         IN

     CUSIP No.  52886Q 10 2                      13D

      1    NAME OF REPORTING PERSON:     Christine G. Kelly

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

      2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:             (a) [x]
                                                                         (b) [_]
      3    SEC USE ONLY

      4    SOURCE OF FUNDS:   SC

      5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          [_]
           PURSUANT TO ITEM 2(d) OR 2(e):

      6    CITIZENSHIP OR PLACE OF       United States
           ORGANIZATION:

   NUMBER OF     7   SOLE VOTING POWER:             0 (see Items 5 and 6)
     SHARES
  BENEFICIALLY   8   SHARED VOTING POWER:           21,941,283
    OWNED BY
      EACH       9   SOLE DISPOSITIVE POWER:        500 (see Items 5 and 6)
   REPORTING
  PERSON WITH    10  SHARED DISPOSITIVE POWER:      0

     11    AGGREGATE AMOUNT BENEFICIALLY      21,941,283 (see Items 5 and 6)
           OWNED BY REPORTING PERSON:

     12    CHECK BOX IF THE AGGREGATE AMOUNT IN                              [_]
           ROW (11) EXCLUDES CERTAIN SHARES:

     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):      51.9%

     14    TYPE OF REPORTING PERSON:         IN

     CUSIP No.  52886Q 10 2                      13D

      1    NAME OF REPORTING PERSON:     George Garcia

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

      2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:             (a) [x]
                                                                         (b) [_]
      3    SEC USE ONLY

      4    SOURCE OF FUNDS:   SC

      5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          [_]
           PURSUANT TO ITEM 2(d) OR 2(e):

      6    CITIZENSHIP OR PLACE OF       United States
           ORGANIZATION:

  NUMBER OF     7   SOLE VOTING POWER:             0  (see Items 5 and 6)
    SHARES
 BENEFICIALLY   8   SHARED VOTING POWER:           21,941,283
   OWNED BY
     EACH       9   SOLE DISPOSITIVE POWER:        144,167  (see Items 5 and 6)
  REPORTING
 PERSON WITH    10  SHARED DISPOSITIVE POWER:      0

     11    AGGREGATE AMOUNT BENEFICIALLY          21,941,283 (see Items 5 and 6)
           OWNED BY REPORTING PERSON:

     12    CHECK BOX IF THE AGGREGATE AMOUNT IN                              [_]
           ROW (11) EXCLUDES CERTAIN SHARES:

     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     51.9%

     14    TYPE OF REPORTING PERSON:         IN

     CUSIP No.  52886Q 10 2                      13D

      1    NAME OF REPORTING PERSON:     Dennis Oliva

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

      2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:             (a) [x]
                                                                         (b) [_]
      3    SEC USE ONLY

      4    SOURCE OF FUNDS:   SC

      5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          [_]
           PURSUANT TO ITEM 2(d) OR 2(e):

      6    CITIZENSHIP OR PLACE OF       United States
           ORGANIZATION:

  NUMBER OF     7   SOLE VOTING POWER:             0 (see Items 5 and 6)
    SHARES
 BENEFICIALLY   8   SHARED VOTING POWER:           21,941,283
   OWNED BY
     EACH       9   SOLE DISPOSITIVE POWER:        225,000 (see Items 5 and 6)
  REPORTING
 PERSON WITH    10  SHARED DISPOSITIVE POWER:      0

     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY     21,941,283
           REPORTING PERSON:

     12    CHECK BOX IF THE AGGREGATE AMOUNT IN                              [_]
           ROW (11) EXCLUDES CERTAIN SHARES:

     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):      51.9%

     14    TYPE OF REPORTING PERSON:         IN

     CUSIP No.  52886Q 10 2                      13D

      1    NAME OF REPORTING PERSON:     R. Patricia Kelly

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

      2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:             (a) [x]
                                                                         (b) [_]
      3    SEC USE ONLY

      4    SOURCE OF FUNDS:   SC

      5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          [_]
           PURSUANT TO ITEM 2(d) OR 2(e):

      6    CITIZENSHIP OR PLACE OF       United States
           ORGANIZATION:

  NUMBER OF     7   SOLE VOTING POWER:             0 (see Items 5 and 6)
    SHARES
 BENEFICIALLY   8   SHARED VOTING POWER:           21,941,283
   OWNED BY
     EACH       9   SOLE DISPOSITIVE POWER:        24,000 (see Items 5 and 6)
  REPORTING
 PERSON WITH    10  SHARED DISPOSITIVE POWER:      0

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED     21,941,283 (R.  Patricia Kelly
          BY REPORTING PERSON:                    may   also   be    deemed   to
                                                  beneficially  own  500  shares
                                                  held by Christine G. Kelly and
                                                  3000 shares held by Matthew S.
                                                  Kelly,   her  minor  children)
                                                  (see Items 5 and 6)

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES             [_]
          CERTAIN SHARES:

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     51.9%

     14   TYPE OF REPORTING PERSON:     IN

     CUSIP No.  52886Q 10 2                      13D

      1    NAME OF REPORTING PERSON:     Matthew S. Kelly

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

      2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:             (a) [x]
                                                                         (b) [_]
      3    SEC USE ONLY

      4    SOURCE OF FUNDS:   SC

      5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          [_]
           PURSUANT TO ITEM 2(d) OR 2(e):

      6    CITIZENSHIP OR PLACE OF       United States
           ORGANIZATION:

  NUMBER OF     7   SOLE VOTING POWER:             0 (see Items 5 and 6)
    SHARES
 BENEFICIALLY   8   SHARED VOTING POWER:           21,941,283
   OWNED BY
     EACH       9   SOLE DISPOSITIVE POWER:        3,000 (see Items 5 and 6)
  REPORTING
 PERSON WITH    10  SHARED DISPOSITIVE POWER:      0

     11    AGGREGATE AMOUNT BENEFICIALLY      21,941,283 (see Items 5 and 6)
           OWNED BY REPORTING PERSON:

     12    CHECK BOX IF THE AGGREGATE AMOUNT IN              [_]
           ROW (11) EXCLUDES CERTAIN SHARES:

     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):      51.9%

     14    TYPE OF REPORTING PERSON:         IN

     CUSIP No.  52886Q 10 2                      13D

      1    NAME OF REPORTING PERSON:     William J. Harmon

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

      2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:             (a) [x]
                                                                         (b) [_]
      3    SEC USE ONLY

      4    SOURCE OF FUNDS:   SC

      5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          [_]
           PURSUANT TO ITEM 2(d) OR 2(e):

      6    CITIZENSHIP OR PLACE OF       United States
           ORGANIZATION:

   NUMBER OF     7   SOLE VOTING POWER:             0 (see Items 5 and 6)
     SHARES
  BENEFICIALLY   8   SHARED VOTING POWER:           21,941,283
    OWNED BY
      EACH       9   SOLE DISPOSITIVE POWER:        225,000 (see Items 5 and 6)
   REPORTING
  PERSON WITH    10  SHARED DISPOSITIVE POWER:      0

     11    AGGREGATE AMOUNT BENEFICIALLY      21,941,283 (see Items 5 and 6)
           OWNED BY REPORTING PERSON:

     12    CHECK BOX IF THE AGGREGATE AMOUNT IN           [_]
           ROW (11) EXCLUDES CERTAIN SHARES:

     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    51.9%

     14    TYPE OF REPORTING PERSON:         IN

     CUSIP No.  52886Q 10 2                      13D

      1    NAME OF REPORTING PERSON:     Bruce Levy

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

      2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:             (a) [x]
                                                                         (b) [_]
      3    SEC USE ONLY

      4    SOURCE OF FUNDS:   SC

      5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      [_]
           PURSUANT TO ITEM 2(d) OR 2(e):

      6    CITIZENSHIP OR PLACE OF       United States
           ORGANIZATION:

   NUMBER OF     7   SOLE VOTING POWER:             0 (see Items 5 and 6)
     SHARES
  BENEFICIALLY   8   SHARED VOTING POWER:           21,941,283
    OWNED BY
      EACH       9   SOLE DISPOSITIVE POWER:        201,900 (see Items 5 and 6)
   REPORTING
  PERSON WITH    10  SHARED DISPOSITIVE POWER:      0

     11    AGGREGATE AMOUNT BENEFICIALLY      21,941,283 (see Items 5 and 6)
           OWNED BY REPORTING PERSON:

     12    CHECK BOX IF THE AGGREGATE AMOUNT              [_]
           IN ROW (11) EXCLUDES CERTAIN SHARES:

     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   51.9%

     14    TYPE OF REPORTING PERSON:         IN

     CUSIP No.  52886Q 10 2                      13D

      1    NAME OF REPORTING PERSON:     Daniel M. Corbett

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

      2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:             (a) [x]
                                                                         (b) [_]
      3    SEC USE ONLY

      4    SOURCE OF FUNDS:   SC

      5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      [_]
           PURSUANT TO ITEM 2(d) OR 2(e):

      6    CITIZENSHIP OR PLACE OF       United States
           ORGANIZATION:

  NUMBER OF     7   SOLE VOTING POWER:             0 (see Items 5 and 6)
    SHARES
 BENEFICIALLY   8   SHARED VOTING POWER:           21,941,283
   OWNED BY
     EACH       9   SOLE DISPOSITIVE POWER:        37,500 (see Items 5 and 6)
  REPORTING
 PERSON WITH    10  SHARED DISPOSITIVE POWER:      0

     11    AGGREGATE AMOUNT BENEFICIALLY      21,941,283 (see Items 5 and 6)
           OWNED BY REPORTING PERSON:

     12    CHECK BOX IF THE AGGREGATE AMOUNT IN           [_]
           ROW (11) EXCLUDES CERTAIN SHARES:

     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  51.9%

     14    TYPE OF REPORTING PERSON:         IN

               This Amendment No. 3 amends and restates in their entirety the following items on the Schedule 13D filed by Hugh J. O'Kane, Jr. and Kevin M. O'Kane on March 25, 2003, as amended by Amendment No. 1 filed on July 16, 2003 and Amendment No. 2 filed September 22, 2003, (as amended by this Amendment No. 3, the "Schedule 13D"), relating to the Common Stock, par value $.001 per share (the "Common Stock"), of Lexent, Inc., a Delaware corporation (the "Company").

Item 1.        Security and Issuer.

               This Statement relates to the Common Stock of the Company. The address of the principal executive office of the Company is Three New York Plaza, New York, New York 10004.

Item 2.        Identity and Background.

               This Schedule 13D is being jointly filed by Hugh J. O'Kane, Jr., Kevin M. O'Kane, Christine G. Kelly, George Garcia, Dennis Oliva, R. Patricia Kelly, Matthew S. Kelly, William J. Harmon, Bruce Levy, and Daniel M. Corbett (collectively, the "Reporting Persons").

               (a)-(c) and (f) Hugh J. O'Kane Jr.'s principal occupation is Chairman of the Board of the Company and his business address is c/o Lexent Inc., Three New York Plaza, New York, New York 10004. Hugh J. O'Kane is a citizen of the United States.

               (a)-(c) and (f) Kevin M. O'Kane's principal occupation is Vice Chairman and Chief Executive Officer of the Company and his business address is c/o Lexent Inc., Three New York Plaza, New York, New York 10004. Kevin M. O'Kane is a citizen of the United States.

               (a)-(c) and (f) Christine G. Kelly is not employed and her address is c/o R. Patricia Kelly, LaSalle Bank, 135 South LaSalle Street, Chicago, Illinois 60603. Christine G. Kelly is a citizen of the United States.

               (a)-(c) and (f) George Garcia's, principal occupation is Regional Manager for Hugh O'Kane Electric Co., LLC, a subsidiary of the Company and his business address is c/o Lexent Inc., Three New York Plaza, New York, New York 10004. George Garcia is a citizen of the United States.

               (a)-(c) and (f) Dennis Oliva's principal occupation is Director of Business Development for Hugh O'Kane Electric Co., LLC, a subsidiary of the Company and his business address is c/o Lexent Inc., Three New York Plaza, New York, New York 10004. Dennis Oliva is a citizen of the United States.

               (a)-(c) and (f) Matthew S. Kelly is not employed and his address is c/o R. Patricia Kelly, LaSalle Bank, 135 South LaSalle Street, Chicago, Illinois 60603. Matthew S. Kelly is a citizen of the United States.

               (a)-(c) and (f) William J. Harmon's principal occupation is Senior Vice President, Operations for Hugh O'Kane Electric Co., LLC, a subsidiary of the Company and his business address is c/o Lexent Inc., Three New York Plaza, New York, New York 10004. William J. Harmon is a citizen of the United States.

               (a)-(c) and (f) Bruce Levy's principal occupation is President and Chief Operating Officer of the Company and his business address is c/o Lexent Inc., Three New York Plaza, New York, New York 10004. Bruce Levy is a citizen of the United States.

               (a)-(c) and (f) Daniel M. Corbett is not employed and his address is 902 72nd Street, Brooklyn, New York 11228. Daniel M. Corbett is a citizen of the United States.

               (a)-(c) and (f) R. Patricia Kelly's principal occupation is a bank executive and her business address is LaSalle Bank, 135 South LaSalle Street, Chicago, Illinois 60603. R. Patricia Kelly is a citizen of the United States.

               (d) and (e) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration.

               As discussed in Item 6 below, in February, 2003, each of Christine G. Kelly, George Garcia, Dennis Oliva, R. Patricia Kelly, Matthew S. Kelly, William J. Harmon, Bruce Levy, and Daniel M. Corbett entered into letter agreements with Hugh J. O'Kane and Kevin M. O'Kane. No funds or other consideration were transferred as part of the transaction.

               The information included in response to Item 6 is specifically incorporated herein by reference.

Item 4.        Purpose of the Transaction.

               On July 9, 2003, the Company entered into the Merger Agreement with the Purchaser, which is discussed in further detail in Item 6 below. The Purchaser is a newly formed corporation owned by the Reporting Persons and organized for the sole purpose of entering into the Merger Agreement and consummating the transactions contemplated thereby, including the merger of the Purchaser (the "Merger") into the Company. The Purchaser does not own any shares of Common Stock at this time, but it is anticipated that the Reporting Persons will transfer certain shares of Common Stock to the Purchaser prior to the Merger.

               The purpose of the Merger is for the Reporting Persons to acquire control of, and substantially all of the equity interest in, the Company. Currently the Reporting Persons each own 50% of the common stock of the Purchaser, although other persons may become holders of common stock of the Purchaser prior to the consummation of the Merger. Upon consummation of the Merger, the common stock of the Purchaser will become the common stock of the surviving corporation, making the stockholders of Purchaser the sole stockholders of the Company. The Reporting Persons anticipate that, if the Merger is completed and, other necessary requirements are met, the Reporting Persons would delist the Common Stock of the Company from quotation on the OTC Bulletin Board and that the Common Stock of the Company would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1934, as amended.

               Upon consummation of the Merger, the charter and bylaws of the Company shall be automatically amended and restated to conform in all material respects with the charter and bylaws of the Purchaser. The board of directors of the Company shall consist of two (2) directors and term of office for the directors shall not be staggered. Furthermore, the capitalization of the Company shall be reduced to one thousand (1,000) shares of Common Stock and one thousand (1,000) shares of Preferred Stock.

               In February 2003, Hugh J. O' Kane, Jr. and Kevin M. O' Kane entered into agreements with each of Christine G. Kelly, George Garcia, Dennis Oliva, R. Patricia Kelly, Matthew S. Kelly, William J. Harmon, Bruce Levy, and Daniel M. Corbett to obtain such person's support in connection with Hugh J. O'Kane's, Kevin M. O'Kane Jr.'s and others' proposed "going private" business transaction involving the Company. These agreements remain in effect and require such persons to support the Merger. The agreements are discussed in further detail in Item 6 below.

               Additional information is included in the response to Item 6 of this Schedule 13D, which Item is incorporated herein by reference.

               Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.        Interest in Securities of the Issuer.

               (a) The Reporting Persons beneficially owned the following shares of Common Stock:

               (i) Excluding the shares held by other Reporting Persons, Hugh J. O'Kane, Jr. is the beneficial owner of approximately 10,534,908 shares of Common Stock representing approximately 24.9% of the shares of the Common Stock of the Company outstanding as of October 20, 2003, including:

               o approximately 9,040,582 directly owned shares of Common Stock, which includes approximately 58,864 shares issuable upon exercise of options exercisable within 60 days of October 20, 2003;

               o approximately 600,000 shares of Common Stock held in trust for his children as a co-trustee over which Hugh J. O'Kane, Jr. has shared voting and dispositive power with such co-trustee; and

               o approximately 894,326 shares of Common Stock held in trust for his family over which Hugh J. O'Kane, Jr. has shared voting and dispositive power with Kevin M. O'Kane as co-trustee.

               (ii) Excluding the shares held by other Reporting Persons,  Kevin
M. O'Kane is the beneficial owner of approximately 11,439,634 shares of Common Stock representing approximately 27.1% of the shares of the Common Stock of the Company outstanding as of October 20, 2003, including:

               o approximately 9,945,308 directly owned shares of Common Stock, which includes approximately 58,864 shares issuable upon exercise of options exercisable within 60 days of October 20, 2003;

               o approximately 600,000 shares of Common Stock held in trust for his children as a co-trustee over which Kevin M. O'Kane has shared voting and dispositive power with such co-trustee; and

               o approximately 894,326 shares of Common Stock held in trust for Hugh J. O'Kane, Jr.'s family over which Kevin M. O'Kane has shared voting and dispositive power with Hugh
                      J. O'Kane, Jr. as co-trustee.

               (iii) Excluding the shares held by other Reporting Persons, Christine G. Kelly is the beneficial owner of approximately 500 shares of Common Stock representing approximately 0.0% of the shares of Common Stock of the Company outstanding, as of October 20, 2003.

               (iv) Excluding the shares held by other Reporting Persons, George Garcia is the beneficial owner of approximately 144,167 shares of Common Stock representing approximately 0.3% of the shares of Common Stock of the Company outstanding, as of October 20, 2003 (including approximately 91,354 shares issuable upon exercise of options).

               (v) Excluding the shares held by other Reporting Persons, Dennis Oliva is the beneficial owner of approximately 225,000 shares of Common Stock representing approximately 0.5% of the shares of Common Stock of the Company outstanding, as of October 20, 2003 (including approximately 225,000 shares issuable upon exercise of options).

               (vi) Excluding the shares held by other Reporting Persons, R. Patricia Kelly is the beneficial owner of approximately 24,000 shares of Common Stock representing approximately 0.1% of the shares of Common Stock of the Company outstanding, as of October 20, 2003. R. Patricia Kelly may be deemed to be the beneficial owner of 500 shares held by Christine G. Kelly and 3,000 shares held Matthew S. Kelly, her minor children, which would not affect her percentage ownership of Common Stock of the Company outstanding, as of October 20, 2003.

               (vii) Excluding the shares held by other Reporting Persons, Matthew S. Kelly is the beneficial owner of approximately 3,000 shares of Common Stock representing approximately 0.0% of the shares of Common Stock of the Company outstanding, as of October 20, 2003.

               (viii) Excluding the shares held by other Reporting Persons, William J. Harmon is the beneficial owner of approximately 225,000 shares of Common Stock representing approximately 0.5% of the shares of Common Stock of the Company outstanding, as of October 20, 2003 (including approximately 124,375 shares issuable upon exercise of options).

               (ix) Excluding the shares held by other Reporting Persons, Bruce Levy is the beneficial owner of approximately 201,900 shares of Common Stock representing approximately 0.5% of the shares of Common Stock of the Company outstanding, as of October 20, 2003 (including approximately 187,500 shares issuable upon exercise of options).

               (x) Excluding the shares held by other Reporting Persons,  Daniel
M. Corbett is the beneficial owner of approximately 37,500 shares of Common Stock representing approximately 0.1% of the shares of Common Stock of the Company outstanding, as of October 20, 2003.

               (xi) Each of the Reporting Persons may be deemed the beneficial owners of approximately 21,941,283 shares of Common Stock (including approximately 745,957 shares issuable upon exercise of their options) representing approximately 51.9% of the shares of Common Stock of the Company outstanding, as of October 20, 2003. Each of the Reporting Persons disclaims beneficial ownership of all shares other than as specifically set forth by each Reporting Person in Item 5(i)-(x) above.

               (b) The Reporting Persons hold the voting and dispositive power of the Common Stock as follows:

               (i) Hugh J. O'Kane, Jr. has the sole voting and dispositive power over approximately 9,040,582 shares of Common Stock (including approximately 58,864 shares issuable upon exercise of options), shared voting and dispositive power over approximately 600,000 shares of Common Stock with a co-trustee, shared voting and dispositive power over approximately 894,326 shares of Common Stock with Kevin M. O'Kane, as co-trustee, and shared voting power over an aggregate of approximately 861,067 shares of Common Stock with Kevin M. O'Kane (including approximately 628,229 shares issuable upon the exercise of options) with Christine G. Kelly, George Garcia, Dennis Oliva, R. Patricia Kelly, Matthew
S. Kelly, William J. Harmon, Bruce Levy and Daniel M. Corbett pursuant to the Letter Agreements, as further detailed below.

               (ii) Kevin M. O'Kane has the sole voting and dispositive power over approximately 9,945,308 shares of Common Stock (including approximately 58,864 shares issuable upon exercise of options), shared voting and dispositive power over approximately 600,000 shares of Common Stock with a co-trustee, shared voting and dispositive power over approximately 894,326 shares of Common Stock with a co-trustee, and shared voting power over an aggregate of approximately 861,067 shares of Common Stock with Hugh J. O'Kane, Jr. (including approximately 628,229 shares issuable upon the exercise of options) with Christine G. Kelly, George Garcia, Dennis Oliva, R. Patricia Kelly, Matthew S. Kelly, William J. Harmon, Bruce Levy and Daniel M. Corbett pursuant to the Letter Agreements, as further detailed below.

               (iii) Christine G. Kelly has the sole dispositive power over approximately 500 shares of Common Stock, and shared voting power over approximately 500 shares of Common Stock with Hugh J. O'Kane, Jr. and Kevin M. O'Kane pursuant to the Letter Agreements.

               (iv) George Garcia has the sole dispositive power over approximately 144,167 shares of Common Stock (including approximately 91,354 shares issuable upon exercise of options), and shared voting power over approximately 144,167 shares of Common Stock (including approximately 91,354 shares issuable upon exercise of options) with Hugh J. O'Kane, Jr. and Kevin M. O'Kane pursuant to the Letter Agreements.

               (v) Dennis Oliva has the sole dispositive power over approximately 225,000 shares of Common Stock (including approximately 225,000 shares issuable upon exercise of options), and shared voting power over approximately 225,000 shares of Common Stock (including approximately 225,000 shares issuable upon exercise of options) with Hugh J. O'Kane, Jr. and Kevin M. O'Kane pursuant to the Letter Agreements.

               (vi) R. Patricia Kelly has the sole dispositive power over approximately 24,000 shares of Common Stock, and shared voting power over approximately 24,000 shares of Common

Stock with Hugh J. O'Kane, Jr. and Kevin M. O'Kane pursuant to the Letter Agreements. R. Patricia Kelly may be deemed to be have dispositive and voting power over 500 shares held by Christine G. Kelly and 3,000 shares held Matthew
S. Kelly, her minor children,

               (vii) Matthew S. Kelly has the sole dispositive power over approximately 3,000 shares of Common Stock, and shared voting power over approximately 3,000 shares of Common Stock with Hugh J. O'Kane, Jr. and Kevin M. O'Kane pursuant to the Letter Agreements.

               (viii) William J. Harmon has the sole dispositive power over approximately 225,000 shares of Common Stock (including approximately 124,375 shares issuable upon exercise of options), and shared voting power over approximately 225,000 shares of Common Stock (including approximately 125,375 shares issuable upon exercise of options)with Hugh J. O'Kane, Jr. and Kevin M. O'Kane pursuant to the Letter Agreements.

               (ix) Bruce Levy has the sole dispositive power over approximately 201,900 shares of Common Stock (including approximately 187,500 shares issuable upon exercise of options), and shared voting power over approximately 201,900 shares of Common Stock (including approximately 187,500 shares issuable upon exercise of options) with Hugh J. O'Kane, Jr. and Kevin M. O'Kane pursuant to the Letter Agreements.

               (x) Daniel M. Corbett has the sole dispositive power over approximately 37,500 shares of Common Stock, and shared voting power over approximately 37,500 shares of Common Stock with Hugh J. O'Kane, Jr. and Kevin
M. O'Kane pursuant to the Letter Agreements.

               (c)  Except as set forth in Item 6 of this  Schedule  13D,  which
Item is incorporated herein by reference, none of the Reporting Persons has effected any transaction in any securities of the Company during the past 60 days.

               (d) Not applicable.

               (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               On July 9, 2003, the Company entered into the Merger Agreement with the Purchaser. Under the terms of the Merger Agreement, the Purchaser will merge into the Company, and the stockholders of the Company (other than the Purchaser) will receive $1.50 in cash for each outstanding share of the Company's Common Stock. Outstanding options to purchase shares of the Company's Common Stock will be accelerated and canceled and each holder of such options will receive $1.50 per share minus the exercise price of the options, but only to the extent that the exercise price is lower than $1.50.

               The closing of the Merger is subject to various conditions, including the negotiation and execution of a definitive settlement agreement with respect to the lawsuits consolidated under the caption In Re Lexent Inc. Shareholder Litigation currently pending in the Court of Chancery of the State Delaware, approval of the transaction by stockholders of the Company representing a majority of the shares of common stock voting on the transaction (other than shares owned by the Purchaser or the stockholders of the Purchaser), regulatory approvals, absence of any pending or threatened litigation related to the transaction and other customary conditions to closing. Subject to these conditions, the Company expects to complete the Merger in the third quarter of 2003. Notwithstanding, there can be no assurance that the conditions will be met and the Merger will be consummated in the third quarter 2003 or at all.

               In February 2003,  Hugh J. O'Kane,  Jr. and Kevin M. O'Kane,  had
delivered a notice to the Board of Directors of the Company whereby they notified the Company of their and other shareholders' and members of management's intention to propose to purchase directly or through one or more entities all of the outstanding shares of Common Stock of the Company, other than those shares owned by them, either directly or pursuant to a merger, consolidation or other "going private" business transaction involving the Company. Pursuant to the Merger, holders of all of the outstanding shares of Common Stock of the Company (other than shares owned by the Purchaser) will receive $1.50 per share in cash, an increase of $.25 or 20% over the February offer of $1.25 per share and an increase of 65% over the closing price of $.91 on February 14, 2003, the last full trading day before the date the Company announced the initial offer of $1.25 per share.

               In February 2003, each of Christine G. Kelly, George Garcia, Dennis Oliva, R. Patricia Kelly, Matthew S. Kelly, William J. Harmon, Bruce Levy, and Daniel M. Corbett (collectively, the "Signatories") entered into letter agreements with Hugh J. O'Kane, Jr. and Kevin M. O'Kane (collectively, the "Letter Agreements"), whereby Hugh J. O'Kane, Jr., Kevin M. O'Kane and others proposed to purchase directly or through one or more entities all of the outstanding shares of Common Stock of the Company, or to enter into a merger, consolidation or other "going private" business transaction involving the Company (the "Potential Transaction"). The Letter Agreements set forth the mutual understanding of the parties thereto regarding the Potential Transaction and support for the Potential Transaction and other actions relating to the shares and/or options exercisable for shares (collectively, the "Shares") held by each of the Signatories and each of the Signatories agreed to support and cooperate with Hugh J. O'Kane, Jr. and Kevin M. O'Kane in connection with the Potential Transaction. In furtherance and not in limitation of the foregoing, but subject to any fiduciary or other legal duties owed to the Company, each of the Signatories agreed, that they, with regard to their Shares, from time to time, at the request of Hugh J. O'Kane, Jr. and Kevin M. O'Kane at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of stockholders of the Company, however called, or in connection with any written consent of the holders of the Company's Common Stock or other voting securities, (a) if a meeting is held, appear at such meeting or otherwise cause their Shares to be counted as present thereat for purposes of establishing a quorum, (b) vote or consent (or cause to be voted or consented), in person or by proxy, all of their Shares (whether currently held or acquired thereafter) that are beneficially owned or held of record by them or as to which they have, directly or indirectly, the right to vote or direct the voting, in favor of the approval and adoption of the Potential Transaction and any action required in furtherance thereof, and (c) to sell their Shares to Hugh J. O'Kane, Jr. and Kevin M. O'Kane or any entity or entities established for that purpose in connection with the consummation of any Potential Transaction. Each of the Signatories granted to, and appointed, each of Hugh J. O'Kane, Jr. and Kevin M. O'Kane and any other designee of them, individually, their irrevocable proxy and attorney-in-fact (with full power of substitution and resubstitution) to vote their Shares as determined by Hugh J. O'Kane, Jr. and Kevin M. O'Kane in furtherance of the Potential Transaction. The Letter Agreements and the respective obligations thereunder will terminate if the Potential Transaction is not consummated within nine months of the date of the Letter Agreements. The Letter Agreements remain in effect and require the Signatories to support the Merger.

               Additional  information is included in response to Item 4 of this
Schedule 13D, which Item is incorporated herein by reference.

Item 7.        Material to be Filed as Exhibits.

               *1. Agreement among the Reporting Persons with respect to the filing of the Schedule 13D and any amendments thereto.

               *2. Form of Letter Agreement between the Reporting Persons and the Signatories incorporated by reference to Exhibit 2 of Reporting Persons' Amendment No. 1 to Schedule 13D filed July 16, 2003.

               3. Agreement and Plan of Merger, dated as of July 9, 2003, between LX Merger Corp. and Lexent Inc. incorporated by reference to Exhibit 2.1 of Lexent Inc.'s Current Report on Form 8-K filed July 11, 2003.




---------------------------
* Previously filed.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated:  October 21, 2003


                                    HUGH J. O'KANE, JR.


                                      /s/  Hugh J. O'Kane, Jr.
                                    ------------------------------------
                                    By:  Hugh J. O'Kane, Jr.




                                    KEVIN M. O'KANE


                                      /s/ Kevin M. O'Kane
                                    ------------------------------------
                                    By:  Kevin M. O'Kane




                                    CHRISTINE G. KELLY


                                      /s/  Hugh J. O'Kane, Jr.
                                    ------------------------------------
                                    By:  Hugh J. O'Kane, Jr.,
                                         Attorney-In-Fact



                                    GEORGE GARCIA


                                      /s/  Hugh J. O'Kane, Jr.
                                    ------------------------------------
                                    By:  Hugh J. O'Kane, Jr.,
                                         Attorney-In-Fact

                                    DENNIS OLIVA


                                      /s/  Hugh J. O'Kane, Jr.
                                    ------------------------------------
                                    By:  Hugh J. O'Kane, Jr.,
                                         Attorney-In-Fact



                                    R. PATRICIA KELLY


                                      /s/  Hugh J. O'Kane, Jr.
                                    ------------------------------------
                                    By:  Hugh J. O'Kane, Jr.,
                                         Attorney-In-Fact



                                    MATTHEW S. KELLY


                                      /s/  Hugh J. O'Kane, Jr.
                                    ------------------------------------
                                    By:  Hugh J. O'Kane, Jr.,
                                         Attorney-In-Fact



                                    WILLIAM J. HARMON


                                      /s/  Hugh J. O'Kane, Jr.
                                    ------------------------------------
                                    By:  Hugh J. O'Kane, Jr.,
                                         Attorney-In-Fact



                                    BRUCE LEVY


                                      /s/  Hugh J. O'Kane, Jr.
                                    ------------------------------------
                                    By:  Hugh J. O'Kane, Jr.,
                                         Attorney-In-Fact

                                    DANIEL M. CORBETT


                                      /s/  Hugh J. O'Kane, Jr.
                                    ------------------------------------
                                    By:  Hugh J. O'Kane, Jr.,
                                         Attorney-In-Fact

                                  EXHIBIT INDEX

Exhibit No.                  Description                          Page No.
-----------                  -----------                          --------

     1      Agreement among the Reporting  Persons with
            respect to the filing of the  Schedule  13D
            and any amendments thereto.                              *

     2      Form  of  Letter   Agreement   between  the
            Reporting Persons and the Signatories.                   *

     3 Agreement and Plan of Merger, dated as of Incorporated by July 9, 2003, between LX Merger Corp. and reference to Exhibit
            Lexent Inc.                                    2.1 of Lexent Inc.'s
                                                           Current   Report  on
                                                           Form 8-K filed  July
                                                           11, 2003.







---------------------------
* Previously filed.